EXHIBIT 3.3

        Form of Certificate of Correction to Certificate of Incorporation

                            CERTIFICATE OF CORRECTION
                                     TO THE

                          CERTIFICATE OF INCORPORATION
                                       OF
                            SFBC INTERNATIONAL, INC.

This Certificate of Correction to the Certificate of Incorporation of SFBC International, Inc. (the "Company") is made pursuant to Section 103 of the Delaware General Corporation Law (the "DGCL"). This Certificate of Correction is being made to correct the inadvertent omission of language relating to the description of preferred stock in the Certificate of Incorporation filed on March 23, 1999. Upon the filing of this Certificate of Correction, the language contained herein shall become a part of the Certificate of Incorporation and shall be effective as of the date of its original filing as stated above.

         1. Section 4 of the Certificate of Incorporation is corrected by adding the language contained below:

         The Preferred Stock is subject to issuance by the board of directors (the "Board") in one or more series and classes by the filing a certificate pursuant to the applicable law of the State of Delaware. The Preferred Stock shall have such powers, preferences, designations, rights, qualifications, limitations or restrictions as may be decided upon by the Company's board of directors. Except as expressly limited by Section 228 and 242, DGCL, as amended from time to time, or its successor legislation, as amended from time to time, the authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

                  (i) Whether that series or class shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

                  (ii) The number of shares constituting that series or class and the distinctive designation of that series;

                  (iii) The dividend rate on the shares of that series or class, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, are paid on dividends on shares of that series or class;

                  (iv) Whether that series or class shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

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                  (v) Whether or not the shares of that series or class shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                  (vi) Whether that series or class shall have a sinking fund for the redemption or purchase of shares of that series or class, and if so, the terms and amount of such sinking fund;

                  (vii) The rights of the shares of that series or class in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series or class; and

                  (viii) Any other relative rights, preferences and limitations of that series or class.

         I, THE UNDERSIGNED, HEREBY ACKNOWLEDGE that I have read the foregoing Certificate of Correction to the Certificate of Incorporation and affirm and acknowledge under penalty of perjury that the instrument is the act and deed of the Company, and that all facts contained therein are true and correct.

Dated: September __, 2000              SFBC International, Inc.


                                  By:
                                     ------------------------------------------
                                     Arnold Hantman, Chief Executive Officer

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